UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer S.A. announces that it has received a notice from shareholder Tradewinds Global Investors, LLC (“Tradewinds”) informing that:

“1. Tradewinds, which is registered with the U.S. Securities Exchange Commission as an investment adviser, and acts on behalf of several clients, including pooled vehicles and mutual funds with non-affiliated investors, reduced its corporate interests in the Company below 5% of its outstanding common shares.

2. Tradewinds: (a) states that this interest in the Company’s shares (i) does not aim at, or result in, any modification in the Company’s controlling composition or managerial structure, (ii) is for investment purposes, and (iii) may be increased or decreased by Tradewinds in accordance with its investment objectives; (b) does not hold, either directly or through related parties, any other warrants, subscription rights or purchase options related to the Company’s shares or share-convertible debentures, nor any other title entitling rights to the Company’s shares; (c) states that neither it nor any of the underlying beneficial owners for whom Tradewinds has acquired the shares, individually holds the Company’s outstanding shares, or rights thereon, which involves a percentage equal to or in excess of 5%; and (d) has not entered into any agreement governing the exercise of voting rights or the purchase and sale of the Company’s securities.”

São José dos Campos, January 21, 2011.

Frederico Fleury Curado

President and CEO and Finance Executive Vice President-in-Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer